Exhibit P

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s annual report for 2003 on Form 18-K filed with the SEC on June 30, 2004, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Political Developments

On August 18, 2004, the Brazilian Federal Supreme Court upheld the constitutionality of an 11% tax on retired civil servants’ pensions. However, the Supreme Court raised the level above which all pensions would be taxed to R$2,508 (which is the ceiling for retirement payments under the general social security system) per month from R$1,505 per month in the case of federal retirees and R$1,254 per month in the case of State and municipal retirees. The new threshold amount will continue to be indexed to the minimum wage. The tax was among the pension reform measures adopted in December 2003 by Constitutional Amendment No. 41 dated December 19, 2003.

On December 8, 2004, the Senate approved Provisional Measure No. 207 dated August 13, 2004, which elevated the Governor of the Central Bank to ministerial status. As a minister, the Governor of the Central Bank can only be tried by the Federal Supreme Court. The Chamber of Deputies had already approved the legislation on November 30, 2004. Provisional Measure No. 207 has been enacted as Law No. 11,036 dated December 22, 2004.

On December 12, 2004, the Brazilian Democratic Movement Party (PMDB) voted to leave President da Silva’s coalition and to support its own candidate for Brazil’s 2006 presidential election. Certain pro-government members of the PMDB—including two members of President da Silva’s cabinet and 19 of the party’s 22 senators—have said that they would ignore the party’s decision to leave the coalition. The PMDB’s move followed a decision by the smaller Popular Socialist Party (PPS) on December 11, 2004 to leave President da Silva’s coalition.

On December 30, 2004, President da Silva sanctioned Law No. 11,079, which regulates public-private partnerships formed for the delivery of public services. Law No. 11,079 provides, among other things, that the contracts for such partnerships must be at least R$20 million and for a period of at least five years but not more than 35 years. On December 30, 2004, the Planning Ministry announced that it had prepared a list of 23 projects to be presented to the private sector as possible public-private partnerships.

On February 9, 2005, President da Silva also sanctioned a bankruptcy law that had been under consideration by the Congress for ten years, as well as changes to the tax code. The new bankruptcy law, Law No. 11,101, among other things, (i) places a cap equal to 150 times the minimum monthly salary on claims in bankruptcy proceedings by employees for such items as unpaid wages, unused vacation time and the 40% penalty for unjust dismissals; (ii) gives secured credits (such as those held by banks) priority over tax claims in bankruptcy proceedings; and (iii) ends a “succession” doctrine that makes a purchaser of assets from a bankrupt company or from a company under judicial reorganization responsible for certain of the insolvent company’s tax and social security obligations as a consequence of the acquisition, and, in the case of a company under bankruptcy proceedings, the debtor’s labor claims.

In February 2005, Severino José Cavalcanti Ferreira, a Deputy in the Progressive Party (PP), defeated the Workers Party’s candidate in an election for president of the Chamber of Deputies. Although the PP is a member of President da Silva’s coalition, Mr. Cavalcanti has in the past criticized certain elements of the Government’s economic and social agenda. The leadership change in the Chamber of Deputies might, therefore, make it more difficult for the Government to obtain legislative approval of certain of its proposed reforms.

Balance of Payments; Foreign Trade; International Reserves

In 2004, Brazil registered a trade surplus of approximately US$33.7 billion versus a trade surplus of approximately US$24.8 billion in 2003. Exports in 2004 totaled US$96.5 billion, a 32.0% increase over 2003. Imports in 2004 totaled US$62.8 billion, a 30.0% increase from the US$48.3 billion recorded in 2003. The improvement in the trade balance during 2004 resulted in a current account surplus of approximately US$11.7 billion (or 1.9% of GDP), compared to a surplus of approximately US$4.2 billion in 2003 (or 0.8% of GDP). The accumulated balance of payments surplus was approximately US$2.2 billion in 2004, compared with an US$8.5 billion balance of payments surplus in 2003.

In January 2005, Brazil registered a trade surplus of approximately US$2.2 billion, versus a trade surplus of approximately US$1.6 billion in January 2004. Exports in January 2005 totaled US$7.4 billion, a 28.3% increase over January 2004, while imports totaled US$5.3 billion, a 24.8% increase over January 2004. The improvement in the trade balance in January 2005 resulted in a current account surplus of approximately US$818 million, compared to a surplus of approximately US$680 million in January 2004. The balance of payments surplus was approximately US$2.0 billion in January 2005 compared to a surplus of approximately US$4.2 billion in January 2004.

Preliminary trade figures for February 2005 indicate that Brazil registered an accumulated trade surplus of approximately US$5.0 billion for the first two months of 2005 versus an accumulated trade surplus of approximately US$3.6 billion for the corresponding period in the previous year. Exports for the first two months of 2005 totaled US$15.2 billion, a 31.9% increase over the US$11.5 billion recorded in the corresponding period of 2004. Imports for the first two months of 2005 totaled US$10.2 billion, a 28.4% increase from the US$8.0 billion recorded in the corresponding period of 2004. The growth in exports was largely attributable to three categories of products: manufactured goods (US$8.9 billion); basic goods (US$3.6 billion) and semi-manufactured goods (US$2.4 billion).

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled US$37.8 billion on December 31, 2002, US$49.3 billion on December 31, 2003, US$52.9 billion on December 31, 2004 and US$59.0 billion on February 28, 2005. The increase in reserves during the first two months of 2005 is attributable in part to net purchases in January 2005 by the Central Bank of an aggregate of US$2.6 billion in U.S. dollars in the domestic foreign exchange market to increase international reserves and to the completion by Brazil of two bond offerings in the international markets in February 2005. See “—Public Debt” below.

Gross Domestic Product

Gross domestic product (“GDP”) growth in 2004 reached 5.2% relative to 2003, the highest annual growth level recorded since 1994. Production in the industrial, agricultural and service sectors rose 6.2%, 5.3% and 3.7%, respectively, in 2004 relative to 2003. Household consumption rose 4.3% in 2004 relative to 2003, and investments in manufacturing plants, machinery and capital equipment rose by 10.9% in 2004 relative to 2003.

During the fourth quarter of 2004, GDP grew 0.4% relative to the immediately preceding quarter. Growth in the agricultural sector was most robust during the fourth quarter of 2004, rising 2.0% relative to the immediately preceding quarter. Growth in the industrial and services sectors during the fourth quarter of 2004 rose 0.5% in each such sector relative to the immediately preceding quarter. Household consumption rose 1.3% during the fourth quarter of 2004 relative to the immediately preceding quarter, and investments in manufacturing plants, machinery and capital equipment rose 3.9% relative to the immediately preceding quarter.

In November 2004, the Brazilian Institute for Geography and Statistics also revised its preliminary estimate of GDP growth during 2003 to 0.5% from a decline of 0.2%. Growth in 2003 was greatest in the agricultural sector, which rose 4.5%. Production in the services sector rose 0.6%, while the industrial sector was flat.

Prices

The broad consumer rate index, or IPCA, rose 12.5% in 2002, 9.3% in 2003, 7.6% in 2004 and 7.4% in the twelve-month period ended January 31, 2005.

The inflation rate (as measured by GPI-DS) rose 26.4% in 2002, 7.7% in 2003, 12.1% in 2004 and 11.6% in the twelve-month period ended January 31, 2005.

Foreign Exchange

The real-dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to US$1.00 on December 31, 2002, R$2.8892 to US$1.00 on December 31, 2003, R$2.6544 to US$1.00 on December 31, 2004 and R$2.5950 to US$1.00 on February 28, 2005.

On November 24, 2004, the Central Bank announced that the Brazilian Treasury intends to purchase up to US$3 billion in the foreign exchange market through June 2005 for payments in respect of the Government’s external debt.

On February 2, 2005, the Central Bank began to offer swaps that were the reverse of those that the Central Bank had previously been offering. Under the new inverted swaps, the Central Bank is to make taxa Over/Selic payments in exchange for U.S. dollar payments. Between February 2, 2005 and February 16, 2005, the Central Bank sold approximately US$2.4 billion in notional amount of such swaps.

Employment

The unemployment rate in Brazil’s six largest metropolitan areas was 10.2% in January 2005, compared with 11.7% in January 2004 and 9.6% in December 2004.

On December 15, 2004, the Government announced that it intends to raise Brazil’s minimum monthly salary by 15.4% to R$300 from R$260. The increase would become effective in May 2005.

Telecommunications Services

On June 30, 2004, the Supreme Judicial Court, an appellate court in Brazil, overturned a lower court ruling that had required that the IPCA inflation index be used for purposes of the annual inflation adjustment for fixed line telephone service in 2003. The appellate court affirmed the decision of the National Telecommunications Agency (Agência Nacional de Telecomunicações or ANATEL) to use the contractually prescribed GPI-DS index for purposes of the annual adjustment for 2003. This decision would have permitted fixed-line telecommunication service providers to increase 2004 rates by as much as ten or eleven percentage points above the 6.89% adjustment approved by ANATEL for 2004. The amount of the increase to reflect the appellate court’s decision was subject to negotiations between ANATEL and the various fixed-line telecommunications service providers. On August 13, 2004, the Government announced that it would permit fixed-line telecommunications service providers to increase their 2004 rates by up to 8.7% in two installments, in September 2004 and November 2004.

Foreign Investment

In 2004, net foreign direct investment totaled approximately US$18.2 billion, compared with approximately US$10.1 billion of such investment registered in 2003.

In January 2005, net foreign direct investment totaled approximately US$1.2 billion, compared with approximately US$1.0 billion of such investment registered in January 2004.

Monetary Policy

Between February 19, 2003 and April 14, 2004, the Central Bank reduced the Over/Selic rate target from 26.5% to 16%. In an effort to manage inflationary expectations, the Central Bank increased its Over/Selic rate target from 16% to 16.25% on September 15, 2004, 16.75% on October 20, 2004, 17.25% on November 17, 2004, 17.75% on December 15, 2004, 18.25% on January 19, 2005 and 18.75% on February 16, 2005.

In September 2004, the Central Bank announced that its monetary policy would be conducted to pursue a 5.1% inflation objective in 2005. The objective differs from the 4.5% target established by the National Monetary Council for 2005. The Central Bank’s higher objective is intended to account for the continuing effects of accelerated inflation in 2004.

Public Finance

In 2004, Brazil’s consolidated public sector primary surplus was R$81.1 billion (4.6% of GDP), compared with the R$66.2 billion (4.3% of GDP) consolidated public sector primary surplus in 2003. The consolidated public sector nominal deficit in 2004 was R$47.1 billion (2.7% of GDP), compared with the R$79.0 billion (5.1% of GDP) consolidated public sector nominal deficit in 2003.

In January 2005, Brazil’s consolidated public sector primary surplus was R$11.4 billion (7.4% of GDP), compared with the R$7.0 billion (5.2% of GDP) consolidated public sector primary surplus in January 2004. The consolidated public sector nominal deficit in January 2005 was R$902 million (0.6% of GDP), compared with the R$4.0 billion (3.0% of GDP) consolidated public sector nominal deficit in January 2004.

To promote greater fixed investment, on August 6, 2004, President da Silva issued Decree No. 5,173, which reduces the industrialized products tax (IPI) on capital goods from 3.5% to 2% and increases the number of goods exempt from the tax. On August 6, 2004, President da Silva also issued Decree No. 5,172, which will gradually reduce and eventually eliminate the 7% tax on health and personal insurance plans.

On August 6, 2004, President da Silva issued Provisional Measure No. 206, which is intended to promote long-term domestic savings. The provisional measure introduced a sliding scale, effective January 1, 2005, for taxation of capital gains from fixed-income investments ranging from 22.5% for those held up to six months to 15% for those held for more than two years. The legislation would also reduce the capital gains tax on equity investments to 15% from 20%. Provisional Measure No. 206 was enacted as Law No. 11,033 dated December 21, 2004.

On August 29, 2004, President da Silva issued Provisional Measure No. 209, also intended to promote long-term domestic savings. The provisional measure introduces, as of January 1, 2005, a set of graduated tax rates for certain pension fund, life insurance and other pre-funded investment schemes based on the length of time the investor holds such investments. The tax rates vary from 35% for investments held for less than two years to 10% for investments held for more than ten years. By holding such investments for more than ten years, an investor would be able to reduce the taxation on the earnings received in respect of such investments, i.e., at rates below the 15% to 27.5% rates assessed on ordinary income. Provisional Measure No. 209 was enacted as Law No. 11,053 dated December 29, 2004.

On September 22, 2004, the Government announced that it had raised its primary surplus target for 2004 to 4.5% of GDP from 4.25% of GDP. The Government maintained its 2005 primary surplus target of 4.25% of GDP.

On December 29, 2004, Brazil’s Congress approved the Government’s budget for 2005 in a joint session of the Chamber of Deputies and the Senate. The budget forecasts revenues of R$482.5 billion and expenditures of R$435.1 billion. The budget assumes real GDP growth of 4.32% and an inflation rate (as measured by IPCA) of 5.9% in 2005. However, the Planning Minister announced on February 25, 2005 that the Government would reduce budgeted 2005 expenditures by R$15.9 billion. The reduction is intended to compensate for a projected R$10.8 billion reduction in budgeted revenues.

Public Debt

On January 31, 2005, Brazil’s net public sector debt stood at R$955.9 billion (or 51.5% of GDP). On January 31, 2005, Brazil’s consolidated net public sector external debt was R$129.8 billion.

On January 31, 2005, Brazil’s U.S. dollar-indexed federal domestic securities debt (including foreign exchange swaps issued by the Central Bank) totaled approximately R$66.4 billion (8.0% of all federal domestic debt securities), a reduction from the approximately R$161.4 billion (22.1% of all federal domestic debt securities) of such securities on December 31, 2003. By contrast, the aggregate principal amount of the federal domestic debt securities indexed to the Over/Selic rate rose from R$366.3 billion (50.1% of all federal domestic debt securities) on December 31, 2003 to R$463.0 billion (56.0% of all federal domestic debt securities) on January 31, 2005, while fixed rate federal domestic debt securities increased from R$91.5 billion (12.5% of all federal domestic debt securities) on December 31, 2003 to R$154.7 billion (18.7% of all federal domestic debt securities) on January 31, 2005.

Since 1994, debt management policy has been aimed at, among other things, lengthening the maturity of domestic public debt. In January 2005, the average tenor of Brazil’s domestic debt securities was 28.5 months, a reduction from the average tenor of 33.2 months in December 2002 and 31.3 months in December 2003. In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of fixed-rate debt securities contributed to a further reduction of the average maturity of the Republic’s domestic debt securities, because Brazil’s fixed-rate debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Recent Economic Events and Policies”. Of the R$826.7 billion in domestic debt securities outstanding on January 31, 2005, 43.9% were scheduled to mature on or before January 31, 2006.

On December 15, 2004, the International Monetary Fund, or the IMF, announced that it had completed its ninth review under the standby facility approved on September 6, 2002. Based on that review, the IMF made available to Brazil the next installment under the standby facility. The Government has advised the IMF that it considers the arrangement precautionary.

On November 16, 2004, the Brazilian Senate adopted Senate Resolution No. 20 dated November 16, 2004, which authorizes, among other things, (i) the issuance abroad of debt securities denominated in reais or a foreign currency and (ii) liability management through repurchases, exchanges and other transactions, including financial derivatives, in each case pursuant to the National Treasury’s Program of Securities Issuance and Management of Liabilities Abroad. The National Treasury is permitted to issue up to an aggregate of US$75 billion under this program. The proceeds of the sale of securities under this program are required to be applied to the payment of the National Treasury’s federal public debt.

Since the filing of its annual report for 2003 on Form 18-K on June 30, 2004, Brazil has completed:

•	an offering of US$750 million aggregate principal amount of its 10.5% Global Bonds due 2014 on July 14, 2004;

•	an offering of €750,000,000 aggregate principal amount of its 8.50% Notes due 2012 on September 24, 2004;

•	an offering of an additional €250,000,000 aggregate principal amount of its 8.50% Notes due 2012 on September 30, 2004;

•	an offering of US$1 billion aggregate principal amount of its 8.875% Global Bonds due 2019 on October 14, 2004;

•	an offering of US$500 million aggregate principal amount of its 10.5% Global Bonds due 2014 on December 8, 2004;

•	an offering of €500 million aggregate principal amount of its 7.375% Global Bonds due 2015 on February 3, 2005; and

•	an offering of US$1.25 billion aggregate principal amount of its 8.75% Global Bonds due 2025 on February 4, 2005.

Judicial Reform

In November 2004, Congress approved Constitutional Amendment No. 45 dated December 8, 2004, a set of reforms intended to improve the efficiency of the judicial system. Constitutional Amendment No. 45, among other things, amends Articles 102 and 105 of Brazil’s Constitution to provide that the Superior Court of Justice, and not the Federal Supreme Court, is to determine whether foreign judgments and foreign arbitral awards are enforceable in Brazil. The enforcement by a Brazilian court of a foreign arbitral award is subject to the recognition of such award by the Superior Court of Justice. The Superior Court of Justice will recognize such an award if all of the required formalities are observed and the award does not contravene Brazilian national sovereignty, public policy and “good morals”. Under Article 100 (formerly Article 67) of the Civil Code of Brazil, the public property of the Republic located in Brazil is not subject to execution or attachment, either prior to or after judgment. The execution of an arbitral award against the Republic in Brazil is only available in accordance with the procedures set forth in Article 730 et seq. of the Brazilian Civil Procedure Code, which envisions the registration of the recognized award for inclusion in the budget for payment in a subsequent fiscal year of the Republic.

Other reforms introduced by Constitutional Amendment No. 45 include: (i) the right of all parties to a judicial process of reasonable duration and to the means necessary to attain it; (ii) the submission by Brazil to the jurisdiction of the International Criminal Court, the governing statute of which was ratified by Brazil in June 2002; (iii) a provision barring a retired or removed judge from practicing, for a period of three years, before the court in which he or she sat; (iv) a rule providing that decisions of the Federal Supreme Court on the merits of lawsuits challenging the constitutionality of certain acts (ações diretas de inconstitucionalidade and ações declaratórias de constitucionalidade) constitute binding precedents for the lower courts and the direct and indirect administration; (v) a rule providing that the Federal Supreme Court may issue summary legal principles (súmulas) that are binding on the lower courts and the direct and indirect administration; (vi) the establishment of a fifteen-member National Council of Justice (Conselho Nacional de Justiça) to oversee the administrative and fiscal management of the judiciary; and (vii) the establishment of a fourteen-member National Council of the Public Ministry (Conselho Nacional do Ministério Público) to oversee the administrative and fiscal management of the public prosecution service.